





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TIGRESS FINANCIAL PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 PARK AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL T MARRONE — 646-930-1906
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEI WEI CO LLP
(Name – *if individual, state last, first, middle name*)

133-10 39TH AVENUE	FLUSHING	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL T MARRONE _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TIGRESS FINANCIAL PARTNERS LLC _____ , as of DECEMBER 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

CFO & FIN-OP
_____
Title

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO50325..
Qualified in New York County
Commission Expires 7/28/2..



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIGRESS FINANCIAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019

TIGRESS FINANCIAL PARTNERS, LLC

CONTENTS



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Tigress Financial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tigress Financial Partners, LLC as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tigress Financial Partners, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tigress Financial Partners, LLC's management. Our responsibility is to express an opinion on Tigress Financial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tigress Financial Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Tigress Financial Partners, LLC's auditor since 2012.
Flushing, NY
March 2, 2020

1

TIGRESS FINANCIAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS		
Cash	$	49,104
Deposit with clearing organization		593,371
Securities (Note 9)		5,798,121
Property and equipment, net of accumulated depreciation of $76,017 (Notes 2 and 5)		15,627
Due from employees and brokers		57,150
Right to use asset (Note 6)		346,749
Receivable from clients		57,792
Receivable from related parties		25,000
Other assets (Note 10)		196,927
TOTAL ASSETS	$	7,139,841

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	125,934
Accrued expenses		317,756
Deferred service revenue		16,667
Lease liability (Note 6)		402,405
Subordinated loan		5,000,000
TOTAL LIABILITIES		5,862,762
CONTIGENCIES (Note 8)		
MEMBER'S EQUITY		1,277,079
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,139,841

The accompanying notes are an integral part of these financial statements.

TIGRESS FINANCIAL PARTNERS, LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2019

Balance as of December 31, 2018	$	5,000,000
Changes during the year		-
Balance as of December 31, 2019	$	5,000,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Tigress Financial Partners, LLC (the "Company") is a limited liability company organized in 2010 in the State of Delaware. The Company is a wholly owned subsidiary of Tigress Holdings LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since October 2011. The Company introduces all transactions with and for customers on a fully disclosed basis with its clearing broker.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is five years. Leasehold improvements are amortized over the lesser of the remaining term of the related lease or the estimated useful lives of the assets. Depreciation and amortization are computed on the straight-line method.

Income Taxes

The Company as a limited liability Company is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. A partnership is not a tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its members and are taxed at the individual members' income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

The accompanying notes are an integral part of these financial statements.

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes (continued)</u>

Currently, the 2016, 2017 and 2018 tax years are open and subject to examination by the taxing authorities.

<u>Cash and Cash Equivalents</u>

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Receivables from Clients and Due from Employees and Brokers</u>

Receivables are stated at cost, net of an allowance for doubtful accounts, if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for doubtful accounts for estimated losses when necessary resulting from the failure of customers to make required payments. The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of December 31, 2019, $80,000 and $93,691 allowance were made for receivables from clients and due from employees and brokers, respectively.

<u>Recent accounting pronouncements</u>

In February 2016, the FASB issued (ASU) 2016-02, "Leases (Topic 842)". This update includes a lease accounting model that recognizes two types of leases – finance leases and operating leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. This update is effective for the Company beginning in January 2019 and has recorded a "right of use" asset and a lease liability payable in the amount of $571,674 and $681,960, respectively. (See Note 6)

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair value of financial instruments

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of December 31, 2019, other than securities owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from employees and brokers, receivables from clients and related parties, other assets and accounts payable and accrued expenses, and due to clearing broker approximate their fair values due to the short term nature of these financial instruments. The subordinated loan approximates its fair value due to the interest being charged. There were no changes in methods or assumptions used during the year ended December 31, 2019.

The following table shows the major categories of investments measured at fair value at December 31, 2019, grouped by the fair value hierarchy:

The accompanying notes are an integral part of these financial statements.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Description	(Level 1)	(Level 2)	(Level 3)	Total
US Treasury Bill	$ 5,015,431	$ -	$ -	$5,015,431
Mutual fund	782,690	-	-	782,690
Total at fair value	$ 5,798,121	$ -	$ -	$5,798,121

Securities owned

Securities owned consisted of mutual funds and a US Treasury Bill with readily determinable fair value are reported at their fair value based on quoted market prices in the statement of financial position. Realized and unrealized gains and losses are included in investment return, along with interest and dividends, in the statement of operations.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. There were no uninsured funds as of December 31, 2019.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $5,859,008, which exceeded its requirement by $5,759,008. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was 8.8 to 1.

Note 5 - Related Party Transactions

During the year ended December 31, 2019, the Company received $503,940 in fees career coaching services from the Parent. Also during the year ended December 31, 2019, the Company received $98,215 in rental revenues from the Parent for space leased at its New York office. All leases are month to month, with 45 to 60 days written notice to terminate. Monthly revenue for leases of the office space is $10,575.

The accompanying notes are an integral part of these financial statements.

Note 6 - Right of Use Asset and Lease Liability

The Company occupies office space in New York City. The current lease runs through June 2021. The lease was determined to be an operating lease. The Company recorded rent expense for the year of $267,044. The Company doesn't have any other lease or finance lease arrangements.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease and has no other short-term leases. The lease doesn't contain a renewal option but can be extended on a month to month basis at the end of the lease. The Company has reviewed and based the right of use asset and lease liability on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company has an increase on its balance sheet as of December 31, 2019 for the right of use asset of $346,749, and a lease liability of $402,405. The cost for the operating lease was $253,278 for the twelve months ended December 31, 2019 and operating cash flow paid for lease liability during the same period was $279,555. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate at January 1, 2019 of 7.50%.

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of December 31, 2019, are as follows:

Year Ending December 31,	Lease		Less Discount Amount		Total Lease Liability
2020	$	387,904	$	17,624	$	370,280
2021		32,325		200		32,125
	$	420,229	$	17,824	$	402,405

The company also lease out office space to various parties on a short term basis during the year. For the year ending December 31, 2019 the company received $98,215 from their various parties.

The accompanying notes are an integral part of these financial statements.

Note 7 - Contingency

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

Note 8 - Property and Equipment

Property and equipment, net at December 31, 2019 are summarized as follows:

Furniture and fixtures	$	91,643
Less: accumulated depreciation		76,017
	$	15,627

Note 9 Securities owned

At December 31, 2019, securities owned were comprised of two mutual funds which and a US Treasury Bill with a maturity date of 2/20/2020.

The following schedule summarizes the Company's investments fair value and return for the year ended December 31, 2019:

Fair value – January 1, 2019	$	5,698,697
Dividends, interest and distributions reinvested		49,059
Net unrealized gain		50,365
Fair value – December 31, 2019	$	5,798,121

The accompanying notes are an integral part of these financial statements.

Note 9   Securities owned (continued)

The securities owned consisted of a US Treasury Bill with a fair value of $5,015,431 and a maturity date of February 20, 2020, one domestic municipal fund with a fair value of $648,942 at December 31, 2019 and a China World Fund with a fair value of $133,748 at December 31, 2019.

Note 10 - Other Assets

Other assets consist of the following:

Security deposit	$	161,627
Prepaid expenses – FINRA		18,633
Deferred costs		16,667
	$	196,927

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after December 31, 2019 through March 2, 2020, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure or adjustment to the financial statements.

The accompanying notes are an integral part of these financial statements.